Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103

Scott C. Durocher
Assistant Vice President
and Senior Counsel
Phone: 860-466-1222
Scott.Durocher@LFG.com

VIA EDGAR & email

August 5, 2016

Alberto H. Zapata, Esq.
Senior Counsel
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:       Lincoln Life & Annuity Company of New York
Lincoln New York Account N for Variable Annuities
Post-Effective Amendment No. 9
File No. 333-186895

Dear Mr. Zapata:

Attached is a copy of the above-referenced post-effective amendment filed on August 5, 2016.  The amendment consists of a supplement to the May 1, 2016 prospectus. The full prospectus and the Statement of Additional Information have been incorporated by reference to a previous post-effective filing.

The amendment introduces Lincoln Market SelectSM Advantage, a living benefit rider available to new contractowners beginning on or about October 10, 2016.  Lincoln Market SelectSM Advantage provides:

•	Guaranteed periodic withdrawals for the contractowner and joint life (if applicable) up to the Guaranteed Annual Income amount which is based upon a guaranteed Income Base;

•	5% Enhancements to the Income Base if greater than an Automatic Annual Step-up so long as no withdrawals are made in that year and the rider is within the enhancement period;

•	Automatic Annual Step-ups of the Income Base to the contract value if the contract value is equal to or greater than the Income Base;

•	Age-based increases to the Guaranteed Annual Income amount (after reaching a higher age-band and after an Automatic Annual Step-up).

Contract owners who elect Lincoln Market SelectSM Advantage will have access to Guaranteed Income Benefit (version 5) and will be subject to Investment Requirements. Additionally, the Guaranteed Annual Income percentages by age and the i4LIFE® Advantage Guaranteed Income Benefit percentages will be declared on a periodic basis and will be made available by periodic rate sheets.

Please contact me at (860) 466-1222 with any questions or comments, and thank you for your assistance.

Sincerely,
Scott C. Durocher